UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                                 WorldWater Corp.
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                                (Name of Issuer)



                          Common Stock, $0.001 per share
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                         (Title of Class of Securities)



                                   98155N 10 6
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                                 (CUSIP Number)


                            Stephen A. Salvo, Esquire
                        Salvo, Russell, Fichter & Landau
                        510 Township Line Road, Suite 150
                         Blue Bell, Pennsylvania   19422
                                  215-653-0110
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 28, 2003
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             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing
  this schedule because of   240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
                            the following box. [   ]

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See  240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
 Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP  No.      98155N  10  6
                -------------



1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


               Kuekenhof  Partners  L.P.;     22-3263001
             ----------------------------------------------


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2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)


                                             (a)  ____X____


                                             (b)  _________

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3.     SEC  Use  Only

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4.     Source  of  Funds  (See  Instructions)
                                                 WC

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5.     Check  if  Disclosure  of Legal Proceedings Is Required Pursuant to Items


                                   2(d)  or  2(e)  ________________

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6.     Citizenship  or  Place  of  Organization
                                                    New  Jersey

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Number  of          7.     Sole  Voting  Power             605,300

Shares          ------------------------------------------------------------

Beneficially        8.     Shared  Voting  Power             0

Owned  by       ------------------------------------------------------------

Each                9.     Sole  Dispositive  Power     605,300

Reporting       ------------------------------------------------------------

Person  With       10.     Shared  Dispositive  Power     0


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11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

            854,800(*)

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12.     Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares


                                                  ________________
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13.     Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                                            1.64  percent

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14.     Type  of  Reporting  Person  (See  Instructions)

                                               IV,  PN

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     (*)Includes  605,300  shares  of  common  stock  and  warrants  to purchase
        249,500  shares  of  common  stock.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


              Kuekenhof  Equity  Fund  L.P.;     22-3643388
             -----------------------------------------------


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2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)

                                             (a)  ____X____

                                             (b)  _________

------------------------------------------------------------------------------
3.     SEC  Use  Only

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4.     Source  of  Funds  (See  Instructions)
                                                 WC

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5.     Check  if  Disclosure  of Legal Proceedings Is Required Pursuant to Items


                                   2(d)  or  2(e)  ________________

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6.     Citizenship  or  Place  of  Organization
                                                    Delaware

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Number  of          7.     Sole  Voting  Power         605,300

Shares          ------------------------------------------------------------

Beneficially        8.     Shared  Voting  Power         0

Owned  by       ------------------------------------------------------------

Each                9.     Sole  Dispositive  Power     605,300

Reporting       ------------------------------------------------------------

Person  With        10.     Shared  Dispositive  Power     0


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11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person

                 854,800(*)

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     (*)  Includes  605,300  shares  of  common  stock  and warrants to purchase
          249,500  shares  of  common  stock.

12.     Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares


                                                  ________________
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13.     Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                                            1.64  percent

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14.     Type  of  Reporting  Person  (See  Instructions)

                                               IV,  PN

Item  5.     Interest  in  Securities  of  the  Issuer

     As of the close of business on November 28, 2003, Kuekenhof Partners L.P. beneficially owns 605,300 shares of the common stock of the Issuer and 249,500 warrants to purchase an aggregate of 249,500 shares of the common stock of the Issuer at an exercise price of $0.15 per share of common stock; and Kuekenhof Equity Fund L.P. beneficially owns 605,300 shares of the common stock of the Issuer and 249,500 warrants to purchase an aggregate of 249,500 shares of the common stock of the Issuer at an exercise price of $0.15 per share of common stock. This constitutes, which assumes the exercise by Kuekenhof Partners L.P. and Kuekenhof Equity Fund L.P. of all of the warrants described above, an aggregate of 3.27% of the outstanding shares of common stock of the Issuer. Kuekenhof Partners L.P. and Kuekenhof Equity Fund L.P. have the sole power to vote and dispose of all such shares. Kuekenhof Partners L.P. and Kuekenhof Equity Fund, L.P. each sold 552,150 shares of common stock during the last 60 days in the open market.

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                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December  3,  2003               Kuekenhof  Partners,  L.P.





                                        By:  /s/ Michael C. James
                                           -----------------------------
                                               Signature

                                        Name:  Michael  C.  James
                                        Title: Sole member of Kuekenhof
                                               Capital Management, LLC, which
                                               is  the  sole General Partner of
                                               Kuekenhof  Partners,  L.P.

--------------------------------------------------------------------------------






Date:  December  3,  2003               Kuekenhof  Equity  Fund  L.P.



                                        By:  /s/ Michael C. James
                                            -------------------------------
                                               Signature

                                        Name:  Michael  C.  James
                                        Title: Sole  member  of  Kuekenhof
                                               Capital  Management, LLC, which
                                               is  the  sole General Partner of
                                               Kuekenhof  Equity  Fund  L.P.